SCHWAB INVESTMENTS

211 Main Street

San Francisco, CA 94105

April 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Schwab Investments (the “Trust”) Withdrawal Application on behalf of Schwab Short-Term Bond Index Fund Registration Statement on Form N-14 (File No. 333-215868)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests withdrawal of its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Schwab Short-Term Bond Market Fund (the “Acquired Fund”), a portfolio of the Trust, in which the Acquired Fund would transfer all of its assets to Schwab Short-Term Bond Index Fund (the “Surviving Fund”), a portfolio of the Trust, in exchange for shares of the Surviving Fund.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2017 (Accession Number 0001193125-17-029248), pursuant to Rule 488 under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

The Trust is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Registration Statement.

Please contact me at (415) 667-0780 with any questions or comments regarding this matter.

Sincerely,

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary